February 14, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	FD Technology Inc.
Request for Withdrawal of Registration Statement on Form F-1
File No. 333-269175

Ladies and Gentlemen:

On August 28, 2023, FD Technology Inc., a Cayman Islands exempted company (the “Company”), filed a Registration Statement on Form F-1, as amended (File No. 333-269175) (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with the U.S. Securities and Exchange Commission. The Registration Statement was not declared effective and no securities have been issued or sold under the Registration Statement. Pursuant to Rule 477 under the Securities Act, the Company hereby withdraws the Registration Statement.

Please feel free to contact Wei Wang, Esq., legal counsel to the Company, at 212-370-1300 if you have any questions. Thank you for your assistance with this matter.

Sincerely,

FD Technology Inc.

By:	/s/ Chunjie Xu
Chunjie Xu
Chief Executive Officer